Correspondence


                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                 April 27, 2007


VIA FACSIMILIE AND EDGAR

H. Roger Schwall, Assistant Director
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  New Frontier Energy, Inc.
     Proxy Statement Originally Filed February 12, 2007 (SEC File No. 0-50472)

Dear Mr. Schwall,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Amendment No. 4 to the Proxy Statement (the "Proxy Statement") that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on February 12, 2007 (SEC File No. 0-50472).

     The Staff's comments are set forth below along with the Company's responses to those comments.

Summary Compensation Table page 7
---------------------------------

1. We note your disclosure that the bonus amounts were determined arbitrarily. Nonetheless, address the reasons for the signficant increase in the bonus amounts for the fiscal year 2007, as compared to the fiscal year 2006.

          The Company has revised the disclosure in response to this comment to specify that the board considered the significance of Mr. Laird and Mr. Bates' contributions in the Company's acquisition of Cedar Ridge, LLC's 36.66667% working interest (29.33336% net revenue interest) in eleven gas and 2 water disposal wells and 33,949 net acres in the Slater Dome Field located along the eastern edge of the Greater Green River basin in northwest Colorado and south central Wyoming which was consummated effective December 14, 2006, in determining that greater bonus amounts than those awarded during the fiscal year ended February 28, 2006.

     The Company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                    Sincerely,

                                    SCHLUETER & ASSOCIATES P.C.

                                    /s/ David Stefanski
                                    -------------------
                                    David Stefanski

cc:      New Frontier Energy, Inc.